Exhibit 7.02

Summary Translation of Terms of the Loan

Borrower:	Yongye International Limited

Lender:	China Development Bank Corporation

Commitment:	US$99 million.

Purpose:	To finance the going-private transaction of Yongye International, Inc.

Term:	One (1) year, commencing December of 2012 and ending on December of 2013.

Interest Rate:	6-month US$ LIBOR + 300BP.

Overdue Interest Rate: Misuse of Proceeds Interest Rate:	Interest Rate plus 1.00%. Interest Rate plus 3.00%.

Governing Law:	People's Republic of China law